U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


FORM 12b-25                                                  SEC File Number
                                                             CUSIP Number

                              NOTIFICATION OF LATE FILING

                                      (Check One):

( ) Form 10-K  ( ) Form 11-K  ( ) Form 20-F  (X) Form 10-Q  ( ) Form N-SAR

              For Period Ended: March 31, 1996

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                      Entire Filing

Part I -- Registrant Information

  Full Name of Registrant             High Plains Corporation
  Former Name if Applicable


  Address of Principal Executive Office (Street and Number)
      200 W. Douglas, Suite #820

  City, State and Zip Code
      Wichita, Kansas 67202

Part II --  Rules 12b-25 (b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

  State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

As of the date of this request for extension, the Company continues to undergo major changes in plant operations and managment strategies. Base information concerning these changes have resulted in the filing of various Form 8-K's including the most recent filing dated May 8, 1996. The Company believes that the 10-Q filing would be incomplete and inaccurate without the incorporation of these recent changes. Additional time and expense will be necessary to update the 10-Q. This will prevent a timely filing of the 10-Q by May 15, 1996.


Part IV -- Other Information

  (1) Name and telephone number of person to contact in regard to this notification

       (Name)                  (Area Code)                  (Telephone Number)

       Raymond G. Friend       (316)                        269-4310


  (2)  Have all other periodic reports required under section 13 or 15(d)
       of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed?  If the answer is no, identify report(s).      YES

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?       NO

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.



                               High Plains Corporation

       has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

       Date    May 10, 1996                           By    Raymond G. Friend